SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended January 29, 2003

Commission File Number 000-30084

LINUXWIZARDRY SYSTEMS, INC.
Registrant's Name

#1103 – 11871 Horseshoe Way, Richmond, British Columbia, Canada V7A 5H5
Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F)

Form 20-F       X               Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _______         No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): n/a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): n/a

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______         No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a

2	.	Exhibits
		99.1	Press release of the Company dated March 5, 2002.
		99.2	Press release of the Company dated March 27, 2002
		99.3	Press release of the Company dated April 30, 2002
		99.4	Press release of the Company dated July 17, 2002
		99.5	Interim Financial Statements for the three months ending May 31, 2002
		99.6	Audited Annual Financial Statements for the year ended February 28, 2002
		99.7	Press release of the Company dated September 17, 2002
		99.8	Interim Financial Statements for the six months ending August 31, 2002
		99.9	Press release of the Company dated December 19, 2002
		99.10	Notice of Meeting to Shareholders
		99.11	Form of Proxy
		99.12	Information Circular
		99.13	Directors’ Report
		99.14	Supplemental Return Card
		99.15	Interim Financial Statements for the nine months ending November 30, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUXWIZARDRY SYSTEMS, INC.
(Registrant)

		By	/s/ John G. Robertson
John G. Robertson,
President
Date	February 3, 2003

N E W S R E L E A S E

TERYL RESOURCES CORP. AND LINUXWIZARDRY SYSTEMS,
INC. COMPLETE JOINT VENTURE ON GOLD PROSPECT IN
ALASKA

OTC BB: LNXWF

For Immediate Release: March 5, 2002 – Vancouver, B.C.- LinuxWizardry Systems, Inc. (OTC BB: LNXWF) and Teryl Resources Corp. (CDNX: TRC.V) wish to announce that a joint venture has been completed for a 50% interest in 30 Fish Creek claims in Alaska. The terms and conditions are that Teryl Resources Corp. will issue 200,000 treasury shares of its common shares and will give to LinuxWizardry Systems, Inc. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claim group the joint venture has delineated a mineralized gold deposit of 10,000,000 tons of .04 gold per ton (400,000 ounces au).

LinuxWizardry Systems, Inc. is currently negotiating a license for a complete secure email solution using the Linux Operating System. The main problem with emails today is the attacks by viruses, worms and unauthorized emails that account for up to 90% of the emails received daily through spamming. Details will be announced when the license agreement is successfully completed.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com

N E W S R E L E A S E

     LINUXWIZARDRY SYSTEMS, INC. COMPLETES LICENSE
AGREEMENT TO OFFER A FULL SOLUTION FOR SECURE EMAIL AND
WEB HOSTING SERVICE

For Immediate Release: March 27, 2002 – Hal Clark, Chairman of the Board of LinuxWizardry, Inc. (OTCBB: LNXWF), wishes to announce that a secure email solution has been licensed from www.mailprotek.com for the United States rights. LinuxWizardry Systems, Inc. will offer its secure email and web mail services at www.mailprotek.com for less than $3.00 U.S. per month.

A complete solution has been implemented by mailprotek.com to eliminate email-borne viruses and worms before they attack the users computer. The service will also include a real time spam filtering system to sort out unauthorized emails from reaching the email users mailbox.

Jay Calvert, Vice President of mailprotek.com, states, “In the year 2001, there has been an estimated $15 billion world wide damage caused by malicious code attacks. Our service will protect users from these incoming attacks before they reach the users computers.”

The mailprotek.com services will also enable our users to access their email from wherever they are through our webmail as an additional feature. This will include any hand held wireless applications such as a cellular phone or a PDA.

ABOUT LINUXWIZARDRY SYSTEMS, INC.

LinuxWizardry Systems, Inc. has developed Linux based software and hardware to protect against hackers. This solution also allows remote offices to connect securely. The Company’s current focus is marketing secure email and web hosting solutions. Currently LinuxWizardry Systems, Inc. is offering a 30-day free trial period, for a limited time only, by signing up on the www.mailprotek.com site.

LinuxWizardry Systems, Inc. Contact:	Mailprotek.com:
Investor Relations	Technical Division
Office: 1-800-665-4616	877-739-1199
Email: ir@mailprotek.com	Email: admin@mailprotek.com

Statements in this press release regarding LNXWF’s business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the company's products and services, the company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
Phone: (604) 278-5996    Fax: (604) 278-3409    Toll Free: 800-665-4616
Email: john@ihiway.net www.terylresources.com

N E W S R E L E A S E

MAILPROTEK ANTI VIRUS AND SPAM ADVERTISING PROGRAM
LAUNCHED

For Immediate Release: April 30th, 2002 –LinuxWizardry Systems, Inc. (OTCBB: LNXWF), wishes to announce that an advertising campaign has been launched in 170 newspapers in North America offering a 30-day free trial period for its www.mailprotek.com service. The MailProtek service will filter out unauthorized emails which clutter up your email box and will protect your computer 24 hours a day from viruses and worms damaging your valuable data. A complete solution has been implemented by MailProtek.com to eliminate email borne viruses and worms before they attack the user’s computer. The service will also include a real time SPAM filtering system to sort out unauthorized emails from reaching the email user’s mailbox.

Harold Clark, Chairman of the Board of LinuxWizardry, states, “Our MailProtek service should be widely accepted due to the fact that Yahoo and Hotmail are now charging for additional email service and allowing advertising to clutter up their customers email.”

Jay Calvert, Vice President of MailProtek.com, states, “Our timing to launch the MailProtek service is perfect due to Yahoo’s 86 million email customers’ recently being notified of changes in their email marketing practices thus allowing an open invitation to SPAM.”

ABOUT LINUXWIZARDRY SYSTEMS, INC.

LinuxWizardry Systems, Inc. has developed Linux based software and hardware to protect against hackers. This solution also allows remote offices to connect securely. The Company’s current focus is to market secure email and web hosting solutions. Currently LinuxWizardry Systems, Inc. is offering a 30-day free trial period, for a limited time only, by signing up on the www.mailprotek.com site.

LinuxWizardry Systems, Inc. Contact:	Mailprotek.com:
Investor Relations	Technical Division
Office: 1-800-665-4616	877-739-1199
Email: ir@mailprotek.com	Email: admin@mailprotek.com

Statements in this press release regarding LNXWF’s business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the company's products and services, the company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
Phone: (604) 278-5996    Fax: (604) 278-3409    Toll Free: 800-665-4616
Email: john@ihiway.net www.terylresources.com

N E W S R E L E A S E

ACQUISITION OF A SPORTS COLLECTIBLE COMPANY BEING
NEGOTIATED

OTCBB: LNXWF

For Immediate Release: July 17, 2002 –LinuxWizardry Systems, Inc. (OTCBB: LNXWF), wishes to announce that the board of directors has approved to move forward to complete an acceptable agreement and to complete a due diligence by both parties to facilitate the acquisition of a private sports collectable company. The company is a retailer of fine sports collectibles and accessories for the sports enthusiast, providing fans with the products that help them preserve and pass along great memories of sports heroes and history making achievements.

Currently, millions of collectors and sports fans spend an estimated $6 billion annually on sports collectibles and related products featuring their favourite athletes and teams. As professional sports grow in popularity globally, the private company has the objective of gaining market share by growing the sports collectible market into a larger mainstream retail category.

The acquisition of this private company is subject to an acceptable agreement by both parties.

ABOUT LINUXWIZARDRY SYSTEMS, INC.

LinuxWizardry Systems, Inc. has developed Linux based software and hardware to protect against hackers. This solution also allows remote offices to connect securely. The Company’s current focus is to market secure email and web hosting solutions. Currently LinuxWizardry Systems, Inc. is offering a 30-day free trial period, for a limited time only, by signing up on the www.mailprotek.com site.

LinuxWizardry Systems, Inc. Contact:
Investor Relations
Office: 1-800-665-4616
Email: ir@mailprotek.com

Statements in this press release regarding LNXWF’s business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the company's products and services, the company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
Phone: (604) 278-5996    Fax: (604) 278-3409    Toll Free: 800-665-4616
Email: john@ihiway.net www.terylresources.com

LinuxWizardry Systems, Inc.

(Expressed in Canadian Dollars)

(unaudited)

Index

Consolidated Balance Sheets	F–2

Consolidated Statements of Loss and Deficit	F–3

Consolidated Statements of Cash Flows	F–4

Notes to the Consolidated Financial Statements	F–5 to F–12

LinuxWizardry Systems, Inc.

Consolidated Balance Sheets

As at May 31, 2002

(Expressed in Canadian Dollars)
(unaudited)

	Three Months	Year End To
	To May 31	February 28
	2002	2002
	$	$
Assets
Current Assets
Cash	2,252	2,980
Accounts receivable	1,649	809
Inventory	–	-
Prepaid expenses	–	-

Total Current Assets	3,901	3,789
Property, Plant and Equipment [Note 3]	7,449	7,449
Natural Resource Properties [Note 4]	2	2

Total Assets	11,352	11,240

Liabilities
Current Liabilities
Cheques issued in excess of funds on deposit	–	-
Accounts payable	611,904	614,144
Accrued liabilities	6,848	6,848
Due to related parties [Note 5[a]]	947,004	932,389
Convertible debentures	–	-

Total Current Liabilities	1,565,756	1,553,381

Stockholders’ Deficit
Common Stock [Note 7]
100,000,000 common shares, authorized without par value;
34,487,846 and 17,992,459 issued respectively	5,382,584	5,382,584
Common shares and warrants subscribed for but not issued	–	-
Donated Capital	115,000	115,000
Additional Paid In Capital [Note 7[d]]	41,207	41,207

	5,538,791	5,538,791
Deficit	7,093,195	7,080,932

Total Stockholders’ Deficit	1,554,404	1,542,141

Total Liabilities and Stockholders’ Deficit	11,352	11,240

Approved by The Board:

                         ___/s/ John G. Robertson_____    __     ____/s/ Jennifer Lorette______________
                           John G. Robertson, Director                    Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

LinuxWizardry Systems, Inc.

Consolidated Statements of Loss and Deficit

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

	Three Months	Three Months
	to May 31	to May 31
	2002	2001
	$	$

Sales	-	11,866
Cost of Sales		–

Gross Profit	-	11,866

Expenses
General and Administrative
Amortization of property, plant and equipment	-	14,307
Amortization of discount on convertible debentures [Note 7]	-	7,551
Consulting and subcontract	-	17,973
Filing and regulatory fees	35	1,543
Financing costs	-
Foreign exchange	-	3,011
Imputed interest [Note 5]	-	–
Interest on convertible debentures [Note 6]	-	3,509
Investor relations	-	23,010
Management and directors fees [Note 5]	10,500	10,500
Office, rent and telephone [Note 5]	1,766	52,014
Professional fees	-	24,535
Travel and promotion	-	6,439
Salaries and Benefits	-	88,876
Less interest income	(38)	(134)

	12,263	253,134

Research and Development
Programmers	–	17,078
Accounting and legal	–	1,137
Office and rent	–	26,660

	–	44,875

Selling and Marketing
Advertising and trade shows	–	10,153
Salary and marketing	-	3,105
Travel	-	7,481

		20,739

Net Loss for the Period	12,263	306,882

Deficit – Beginning of Period	7,080,932	6,294,223
Deficit – End of Period	7,093,195	6,601,105
Loss Per Share	(.03)	(.01)

(The accompanying notes are an integral part of these consolidated financial statements)

Basic Loss From Continuing Operations	(.02)	(.10)
Basic Loss From Discontinued Operations	(.01)	(.14)

Basic Loss Per Share [Note 2]	(.03)	(.24)

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The accompanying notes are an integral part of these consolidated financial statements)
F-4

LinuxWizardry Systems, Inc.

Consolidated Statements of Cash Flows

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)
(unaudited)

	Three Months	Three Months
	To May 31	To May 31
	2002	2001
	$	$

Operating Activities
Net loss for the period	(12.263)	(306,882)
Loss on disposal of property, plant and equipment	-
Interest on convertible debentures paid with shares	-	5,885
Financial consulting services paid with shares	-	172,736
Amortization of property, plant and equipment	-	14,307
Amortization of discount on convertible debentures	-	7,551
Investor Relations Services Paid with Shares		20,199
Change in non-cash working capital items	-	(18,749)

Cash to Operations	(12,263)	(104,953)

Financing Activities
	–
Advances from related parties	11,535	118,618
Convertible debentures issued for cash	-	410,886

Cash from Financing Activities	11,535	529,504

Investing Activities
Convertible debenture	–	(410,886)

Cash to Investing Activities	–	(410,866)

Increase (Decrease) in Cash During the Year	(728)	13,665
Cash - Beginning of Year	2,980	(9,840)

Cash – End of Year	2,252	3,825

Non-Cash Financing Activities
Stock based compensation
950,404 shares were issued pursuant to a financial consulting services agreement	-	192,935
7,715,400) shares were issued for convertible debentures converted	-	416,771

		609,706

	–	–
	–	–

(The accompanying notes are an integral part of these consolidated financial statements)
F-5

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

1.		Nature of Operations and Continuance of Business

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXWF”.

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. had developed various prototypes and had preliminary sales of $52,113. Operating advances of US$1,929,000 had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to June 30, 2001. On June 30, 2001, the business operations of LinuxWizardry, Inc. were discontinued due to strong competition, insufficient sales and lack of funds.

The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software and hardware. As a result of the uncertainty that is typical in a development stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company’s ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

2.		Significant Accounting Policies

	(a)	Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

	(b)	Consolidation

These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc.

	(c)	Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

Exploration and development expenditures are expensed as incurred.

F-6

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

	(c)	Natural Resource Properties (continued)

The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

The amounts shown for claims and options for mineral properties which have not yet commenced commercial production represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

	(d)	Translation of Foreign Subsidiary Balances and Transactions

The Company’s subsidiary’s functional currency is the US dollar as equity funds raised by the Company and advanced to its US subsidiary are in US dollars and expenses are paid in US dollars.

Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

	(e)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

	(f)	Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

Year to February 28, 2002 26,530,000
Year to February 28, 2001 14,062,000

Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

F-7

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

	(g)	Accounting for Stock Based Compensation

The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

	(h)	Revenue Recognition

Revenue from sales of systems will be recorded when systems have been shipped and collection is reasonably certain.

	(i)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	(j)	Research and Development

Research and development costs are expensed in the period in which they are incurred.

	(k)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two years.

	(l)	Inventory

Inventory is comprised of finished goods. Finished goods are carried at the lower of landed cost or net realizable value.

	(m)	Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years which is the life of the detachable warrants issued with the convertible debentures.

3.	Property, Plant and Equipment

			2002	2001
			Net	Net
		Accumulated	Carrying	Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer and office equipment	18,831	11,382	7,449	74,020

F-8

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

4.		Natural Resource Properties

	(a)	Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income.

The Company has written down its interest to a nominal $1.

	(b)	Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

5.		Related Party Balances/Transactions

	(a)	Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $115,000, was charged to operations and treated as donated capital.

	May 31,		February 28,
	2002	Advances	2002
	$	$	$

394754 B.C. Ltd.	28,943		28,943
Access Information Services, Inc.	3,182	1,461	1,721
IAS Communications Inc.	(3,151)	–	(3,151)
Imaging Technologies Inc.	80,655	–	80,655
Information Highway.com, Inc.	200		200
JGR Petroleum, Inc.	107,616	13,154	94,462
John Robertson, President and CEO	17,000		17,000
Rainbow Network	158,149		158,149
Reg Technologies Inc.	3,785		3,785
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	550,663	-	550,663
Teryl Resources Corp.		–	–

	947,004	14,615	932,389

Unless otherwise indicated the table above represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

(b)	Transactions

	(i)	Pursuant to a management services agreement, the Company paid management fees of $7,500 (2001 - $30,000) and rent of 1,500 (2001 - $6,000) to a company controlled by the President of the Company.

	(ii)	The Company paid a director’s fee of $3,000 (2001 - $12,000) to the President of the Company.

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

F-9

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

6.	Convertible Debentures

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001 the Company drew down US$ 800,000 in two tranches ((a) and (b) below) and during fiscal 2002 the Company drew down US$80,000 ((c)below).

(a)
US$550,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US $479,500 after paying fees of US$80,500. The Company also issued 110,000 warrants expiring October 18, 2005. 55,000 of these warrants are exercisable into 55,000 common shares at US$1.08 per share and 55,000 warrants are exercisable into 55,000 common shares at US$1.17 per share. During fiscal 2001 the Company converted debentures having a face value of US$530,000 into 4,202,595 shares at an average conversion price of US$0.083. During fiscal 2002 debentures, having a face value of US$20,000, were converted into 465,116 shares at an average conversion price of US$0.042.

(b)
US$250,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$225,000 after paying fees of US$25,000. The Company also issued 50,000 warrants expiring October 18, 2005. 25,000 of the warrants are exercisable into 25,000 common shares at a price of US$0.20per share and 25,000 of these warrants are exercisable into 25,000 common shares at US$0.22 per share. During fiscal 2002 these convertible debentures were converted into 7,184,975 shares at an average conversion price of $0.035.

(c)
US$ 80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants. These debentures were converted into 7,705,846 shares at an average conversion price of US $0.01 per share.

	(d)	The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the Convertible Debentures.

F-10

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

7.	Common Stock
		No. of	Value
		Shares	$
	Issued at February 29, 2000	12,909,114	2,767,512
	Issued during the year for:
	Cash pursuant to a private placement	600,000	652,995
	Cash pursuant to stock options exercised	43,750	49,935
	Financial consulting services	30,000	51,406
	Cash pursuant to warrants exercised	207,000	315,013
	Conversion of convertible debentures and accrued interest	4,202,595	817,721

	Issued at February 28, 2001	17,992,459	4,654,582
	Issued during the year for:
	Conversion of convertible debentures and accrued interest	15,544,983	547,855
	Settlement of debt	950,404	180,147

	Issued and outstanding as at February 28, 2002	34,487,846	5,382,584

(a)		Stock options

	(i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

	(ii)	The weighted average number of shares under option and option price for the year ended February 28, 2002 is as follows:

		Weighted	Weighted
	Shares	Average	Average
	Under	Option	Remaining
	Option	Price	Life of Options
	#	US$	(Months)
Beginning of year	1,140,000	.10*	49
Granted	2,525,000.09
Exercised	–	–
Cancelled	(465,000)	.10
Lapsed	–	–

End of year	3,200,000.10		46

* effective June 29, 2001 the exercise price with respect to all options was reduced to US$.10 per share.

F-11

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

7.	Common Stock (continued)

	(a)	Stock options (continued)

(iii)
The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee’s purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share for fiscal 2002 and 2001 would have been as follows:

	2002	2001
	$	$
Net loss
As reported	(786,709)	(3,329,663)
Pro forma	(869,918)	(3,433,970)
Basic net loss per share
As reported	(.03)	(.24)
Pro forma	(.03)	(.24)

(d)	Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

	2002	2001
	$	$
Market value of warrants (Note 6)	150,750	149,090
Discount on convertible debentures accreted to operations
over the life of the warrants being five years to October 18,
2005	(109,543)	(137,909)

Net carrying value	41,207	11,181

F-12

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

8.	Losses and Deductions for Tax Purposes

The Company has Canadian income tax losses of approximately $2,240,000 which are available to reduce taxable income of future years. The losses expire as follows:

	$		$		$
2003	118,000	2006	113,000	2008	1,212,000
2004	114,000	2007	164,000	2009	420,000
2005	99,000

The Company has US tax losses of US$94,000, US$1,243,000 and US$366,000 expiring in 2015, 2016 and 2017 respectively.

The Company has Canadian capital losses of approximately $207,000 which are available to reduce future years capital gains. The losses have no expiry.

The Company has Canadian exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $360,000 can be claimed at rates varying from 30% to 100%, and have no expiry dates.

The potential benefits of the income tax losses and timing differences arising from the exploration and development expenditures have not been recognized in the accounts.

The Company has Canadian foreign income deductions available to reduce foreign resource profits. These deductions, totalling some $384,000 can be claimed against resource profits or 10% against taxable income, whichever is greater.

9.	Financial Instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, accounts payable, accrued liabilities and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

10.	Discontinued Operations

The Company discontinued the business operations of its wholly owned US subsidiary, Linux Wizardry, Inc. on June 30, 2001. LinuxWizardry, Inc. has no assets remaining.

		Period From
	January 10,	March 1,
	2000	2001	Year Ended
	to June 30,	to June 30,	February 28,
	2001	2001	2001
	$	$	$
Revenue	167,231	20,802	146,429
Expenses	2,641,724	387,250	2,118,289

Net loss	(2,474,493)	(366,448)	(1,971,860)

F-13

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Three Months Ended May 31, 2002

(Expressed in Canadian Dollars)

11.	Subsequent Events

(a)
On March 5, 2002, the Company completed a joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) will issue 200,000 shares of its common stock and will give the Company a 5% royalty interest until US$2,000,000 has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for US$500,000 within one year after production begins. Teryl Resources Corp. also agrees to expend a minimum of US$500,000 after three years from the date of agreement.

(b)
On March 26, 2002 the Company purchased a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. In consideration for the license, the Company will issue 3,000,000 shares to Mailprotek.com or to its wholly-owned subsidiary, Imaging Technologies, Inc. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company.

F-14

LinuxWizardry Systems, Inc.

(Expressed in Canadian Dollars)

Index

Independent Auditors’ Report	F–1

Consolidated Balance Sheets	F–2

Consolidated Statements of Loss and Deficit	F–3

Consolidated Statements of Cash Flows	F–4

Notes to the Consolidated Financial Statements	F–5 to F–12

Independent Auditors’ Report

To the Stockholders and Board of Directors of
LinuxWizardry Systems, Inc.

We have audited the accompanying consolidated balance sheets of LinuxWizardry Systems, Inc. as at February 28, 2002 and 2001 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles used in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated profitable operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. These consolidated financial statements do not include any adjustments which might result from the outcome of these uncertainties.

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 11, 2002

LinuxWizardry Systems, Inc.

Consolidated Balance Sheets

As at February 28, 2002 and 2001

(Expressed in Canadian Dollars)

	2002	2001
	$	$
Assets
Current Assets
Cash	2,980	–
Accounts receivable	809	43,019
Inventory	–	91,133
Prepaid expenses	–	8,760

Total Current Assets	3,789	142,912
Property, Plant and Equipment [Note 3]	7,449	74,020
Natural Resource Properties [Note 4]	2	2

Total Assets	11,240	216,934

Liabilities
Current Liabilities
Cheques issued in excess of funds on deposit	–	9,840
Accounts payable	614,144	456,678
Accrued liabilities	6,848	269,292
Due to related parties [Note 5[a]]	932,389	691,850
Convertible debentures [Note 6]	–	410,886

Total Current Liabilities	1,553,381	1,838,546

Stockholders’ Deficit
Common Stock [Note 7]
100,000,000 common shares, authorized without par value;
34,487,846 and 17,992,459 issued respectively	5,382,584	4,654,582
Common shares and warrants subscribed for but not issued	–	6,848
Donated Capital	115,000	–
Additional Paid In Capital [Note 7[d]]	41,207	11,181

	5,538,791	4,672,611
Deficit	(7,080,932)	(6,294,223)

Total Stockholders’ Deficit	(1,542,141)	(1,621,612)

Total Liabilities and Stockholders’ Deficit	11,240	216,934

Contingencies [Note 1]
Subsequent Events (Note 11)

Approved by The Board:

                         ___/s/ John G. Robertson_____    __     ____/s/ Jennifer Lorette______________
                           John G. Robertson, Director                    Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)
F-2

LinuxWizardry Systems, Inc.

Consolidated Statements of Loss and Deficit

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

	2002	2001
	$	$

Sales	1,078	–
Cost of Sales	916	–

Gross Profit	162	–

Expenses
General and Administrative
Amortization of property, plant and equipment	9,415	1,967
Amortization of discount on convertible debentures [Note 7]	30,026	11,181
Consulting and subcontract	13,689	301,106
Filing and regulatory fees	12,119	38,588
Financing costs [Note 6]	25,272	145,314
Foreign exchange	3,547	(499)
Imputed interest [Note 5]	115,000	–
Interest on convertible debentures [Note 6]	6,913	13,314
Investor relations	6,719	279,439
Management and directors fees [Note 5]	42,000	42,000
Office, rent and telephone [Note 5]	25,713	104,132
Professional fees	70,579	70,932
Travel and promotion	6,990	94,727
Write down of obsolete inventory	48,543	–
Less interest income	(142)	(662)

	416,383	1,101,539

Research and Development
Programmers	–	130,973
Non-recurring engineering fees	–	26,176
Travel and recruiting	–	12,476

	–	169,625

Selling and Marketing
Advertising and trade shows	–	80,703

Natural Resource
Annual lease costs	4,040	5,935

Loss From Continuing Operations	(420,261)	(1,357,802)
Discontinued Operations [Note 10]
Loss from Operations from LinuxWizardry Inc.	(366,448)	(1,971,861)

Net Loss For The Year	(786,709)	(3,329,663)
Deficit – Beginning of Year	(6,294,223)	(2,964,560)

Deficit – End of Year	(7,080,932)	(6,294,223)

Basic Loss From Continuing Operations	(.02)	(.10)
Basic Loss From Discontinued Operations	(.01)	(.14)

Basic Loss Per Share [Note 2]	(.03)	(.24)

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The accompanying notes are an integral part of these consolidated financial statements)

LinuxWizardry Systems, Inc.

Consolidated Statements of Cash Flows

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

	2002	2001
	$	$
Operating Activities
Net loss for the year	(786,709)	(3,329,663)
Loss on disposal of property, plant and equipment	57,155	–
Interest on convertible debentures paid with shares	6,913	11,167
Financial consulting services paid with shares	–	51,406
Amortization of property, plant and equipment	9,415	37,917
Amortization of discount on convertible debentures	30,026	11,181
Imputed interest	115,000	–
Change in non-cash working capital items	205,390	671,968

Cash to Operations	(362,810)	(2,546,024)

Financing Activities
Capital stock issued	–	371,795
Advances from related parties	247,950	681,921
Convertible debentures issued for cash	127,680	1,217,440

Cash from Financing Activities	375,630	2,271,156

Investing Activities
Acquisition of property, plant and equipment	–	(104,367)

Cash to Investing Activities	–	(104,367)

Increase (Decrease) in Cash During the Year	12,820	(379,235)
Cash - Beginning of Year	(9,840)	369,395

Cash – End of Year	2,980	(9,840)

Non-Cash Financing Activities
Stock based compensation
950,404 (2001 - 30,000) shares were issued pursuant to a financial
consulting services agreement	180,147	51,406
15,544,983 (2001 - 4,202,595) shares were issued for convertible
debentures converted	547,855	817,721

	728,002	869,127

Income taxes paid	–	–
Interest paid	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

1.
Nature of Operations and Continuance of Business

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXWF”.

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. had developed various prototypes and had preliminary sales of $52,113. Operating advances of US$1,929,000 had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to June 30, 2001. On June 30, 2001, the business operations of LinuxWizardry, Inc. were discontinued due to strong competition, insufficient sales and lack of funds.

The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software and hardware. As a result of the uncertainty that is typical in a development stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company’s ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

2.	Significant Accounting Policies

(a)
Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

	(b)	Consolidation These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc.

(c)
Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

Exploration and development expenditures are expensed as incurred.

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

(c)
Natural Resource Properties (continued)

The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

The amounts shown for claims and options for mineral properties which have not yet commenced commercial production represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

(d)
Translation of Foreign Subsidiary Balances and Transactions

The Company’s subsidiary’s functional currency is the US dollar as equity funds raised by the Company and advanced to its US subsidiary are in US dollars and expenses are paid in US dollars.

Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

(e)
Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(f)
Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

Year to February 28, 2002               26,530,000
Year to February 28, 2001               14,062,000

Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

(g)
Accounting for Stock Based Compensation

The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

	(h)	Revenue Recognition Revenue from sales of systems will be recorded when systems have been shipped and collection is reasonably certain.

	(i)	Cash and Cash Equivalents The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	(j)	Research and Development Research and development costs are expensed in the period in which they are incurred.

	(k)	Property, Plant and Equipment Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two years.

	(l)	Inventory Inventory is comprised of finished goods. Finished goods are carried at the lower of landed cost or net realizable value.

(m)
Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years which is the life of the detachable warrants issued with the convertible debentures.

3.	Property, Plant and Equipment

			2002	2001
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer and office equipment	18,831	11,382	7,449	74,020

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

4.	Natural Resource Properties

	(a)	Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income. The Company has written down its interest to a nominal $1.

	(b)	Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

5.		Related Party Balances/Transactions

	(a)	Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $115,000, was charged to operations and treated as donated capital.

	February 28,			February 28,
	2001	Repayments	Advances	2002
	$		$	$
394754 B.C. Ltd.	30,619	(3,320)	1,644	28,943
Access Information Services, Inc.	4,198	(5,198)	2,721	1,721
IAS Communications Inc.	500	(3,651)	–	(3,151)
Imaging Technologies Inc.	80,655	–	–	80,655
Information Highway.com, Inc.	–	–	200	200
JGR Petroleum, Inc.	20,040	–	74,422	94,462
John Robertson, President and CEO	5,000	–	12,000	17,000
Rainbow Network	92,830	(15,960)	22,279	158,149
Reg Technologies Inc.	1,307	(2,322)	4,800	3,785
REGI U.S., Inc.	(38)	–	–	(38)
SMR Investments Ltd.	455,583	(27,683)	122,763	550,663
Teryl Resources Corp.	1,156	(1,156)	–	–

	691,850	(59,290)	299,829	932,389

Unless otherwise indicated the table above represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

(b)	Transactions

(i) Pursuant to a management services agreement, the Company paid management fees of $30,000 (2001 - $30,000) and rent of $6,000 (2001 - $6,000) to a company controlled by the President of the Company.

(ii) The Company paid a director’s fee of $12,000 (2001 - $12,000) to the President of the Company.

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

6.	Convertible Debentures

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001 the Company drew down US$800,000 in two tranches ((a) and (b) below) and during fiscal 2002 the Company drew down US$80,000 ((c)below).

(a)
US$550,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$479,500 after paying fees of US$80,500. The Company also issued 110,000 warrants expiring October 18, 2005. 55,000 of these warrants are exercisable into 55,000 common shares at US$1.08 per share and 55,000 warrants are exercisable into 55,000 common shares at US$1.17 per share. During fiscal 2001 the Company converted debentures having a face value of US$530,000 into 4,202,595 shares at an average conversion price of US$0.083. During fiscal 2002 debentures, having a face value of US$20,000, were converted into 465,116 shares at an average conversion price of US$0.042.

(b)
US$250,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$225,000 after paying fees of US$25,000. The Company also issued 50,000 warrants expiring October 18, 2005. 25,000 of the warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of these warrants are exercisable into 25,000 common shares at US$0.22 per share. During fiscal 2002 these convertible debentures were converted into 7,184,975 shares at an average conversion price of $0.035.

(c)
US$80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants. These debentures were converted into 7,705,846 shares at an average conversion price of US$0.01 per share.

	(d)	The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the Convertible Debentures.

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

7.	Common Stock

	No. of	Value
	Shares	$

Issued at February 29, 2000	12,909,114	2,767,512
Issued during the year for:
Cash pursuant to a private placement	600,000	652,995
Cash pursuant to stock options exercised	43,750	49,935
Financial consulting services	30,000	51,406
Cash pursuant to warrants exercised	207,000	315,013
Conversion of convertible debentures and accrued interest	4,202,595	817,721

Issued at February 28, 2001	17,992,459	4,654,582
Issued during the year for:
Conversion of convertible debentures and accrued interest	15,544,983	547,855
Settlement of debt	950,404	180,147

Issued and outstanding as at February 28, 2002	34,487,846	5,382,584

(a)		Stock options

	(i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

	(ii)	The weighted average number of shares under option and option price for the year ended February 28, 2002 is as follows:

		Weighted	Weighted
		Average	Average
	Shares	Option	Remaining Life
	Under Option	Price	of Options
	#	US$	(Months)
Beginning of year	1,140,000	.10*	49
Granted	2,525,000.09
Exercised	–	–
Cancelled	(465,000)	.10
Lapsed	–	–

End of year	3,200,000.10		46

* effective June 29, 2001 the exercise price with respect to all options was reduced to US$.10 per share.

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

7.	Common Stock (continued)

	(a)	Stock options (continued)

(iii)
The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee’s purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share for fiscal 2002 and 2001 would have been as follows:

		2002	2001
		$	$
	Net loss
	As reported	(786,709)	(3,329,663)
	Pro forma	(869,918)	(3,433,970)
	Basic net loss per share
	As reported	(.03)	(.24)
	Pro forma	(.03)	(.24)

(d)	Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

	2002	2001
	$	$
Market value of warrants (Note 6)	150,750	149,090
Discount on convertible debentures accreted to operations
over the life of the warrants being five years to October 18,
2005	(109,543)	(137,909)

Net carrying value	41,207	11,181

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

8.	Losses and Deductions for Tax Purposes

The Company has Canadian income tax losses of approximately $2,240,000 which are available to reduce taxable income of future years. The losses expire as follows:

	$		$		$
2003	118,000	2006	113,000	2008	1,212,000
2004	114,000	2007	164,000	2009	420,000
2005	99,000

The Company has US tax losses of US$94,000, US$1,243,000 and US$366,000 expiring in 2015, 2016 and 2017 respectively.

The Company has Canadian capital losses of approximately $207,000 which are available to reduce future years capital gains. The losses have no expiry.

The Company has Canadian exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $360,000 can be claimed at rates varying from 30% to 100%, and have no expiry dates.

The potential benefits of the income tax losses and timing differences arising from the exploration and development expenditures have not been recognized in the accounts.

The Company has Canadian foreign income deductions available to reduce foreign resource profits. These deductions, totalling some $384,000 can be claimed against resource profits or 10% against taxable income, whichever is greater.

9.
Financial Instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, accounts payable, accrued liabilities and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

10.	Discontinued Operations The Company discontinued the business operations of its wholly owned US subsidiary, Linux Wizardry, Inc. on June 30, 2001. LinuxWizardry, Inc. has no assets remaining.

		Period From
	January 10,	March 1,
	2000	2001	Year Ended
	to June 30,	to June 30,	February 28,
	2001	2001	2001
	$	$	$
Revenue	167,231	20,802	146,429
Expenses	2,641,724	387,250	2,118,289

Net loss	(2,474,493)	(366,448)	(1,971,860)

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and 2001

(Expressed in Canadian Dollars)

11.	Subsequent Events

(a)
On March 5, 2002, the Company completed a joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) will issue 200,000 shares of its common stock and will give the Company a 5% royalty interest until US$2,000,000 has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for US$500,000 within one year after production begins. Teryl Resources Corp. also agrees to expend a minimum of US$500,000 after three years from the date of agreement.

	(b)	On March 26, 2002 the Company purchased a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. In consideration for the license, the Company will issue 3,000,000 shares to Mailprotek.com or to its wholly-owned subsidiary, Imaging Technologies, Inc. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company.

LinuxWizardry Systems, Inc.
(Expressed in Canadian Dollars)

          Index

Independent Auditors’ Report	F–1

Consolidated Balance Sheets	F–2

Consolidated Statements of Loss and Deficit	F–3

Consolidated Statements of Cash Flows	F–4

Notes to the Consolidated Financial Statements	F–5 to F–11

Independent Auditors’ Report

To the Stockholders and Board of Directors of
LinuxWizardry Systems, Inc.

We have audited the accompanying consolidated balance sheets of LinuxWizardry Systems, Inc. as at August 31, 2002 and February 28, 2002 and the consolidated statements of operations and deficit, and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in the United States and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and February 28, 2002 and the results of its operations and its cash flows for the periods then ended in accordance with generally accepted accounting principles used in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated profitable operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. These consolidated financial statements do not include any adjustments, which might result from the outcome of these uncertainties.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, Canada

January 17, 2003

LinuxWizardry Systems, Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31,	February 28,
	2002	2002
	$	$
Assets
Current Assets
Cash	2,582	2,980
Accounts receivable	1,680	809

Total Current Assets	4,262	3,789
Property, Plant and Equipment [Note 3]	2,742	7,449
Natural Resource Properties [Note 4]	2	2

Total Assets	7,006	11,240

Liabilities
Current Liabilities
Accounts payable	606,963	614,144
Accrued liabilities	8,868	6,848
Due to related parties [Notes 5[a] and 8[a]]	968,244	932,389

Total Current Liabilities	1,584,075	1,553,381

Stockholders’ Deficit
Common Stock [Note 7]
100,000,000 common shares, authorized without par value;
34,487,846 and 34,487,846 issued respectively	5,382,584	5,382,584
Donated Capital [Note 5[a]]	186,300	115,000
Additional Paid In Capital [Note 7[b]]	56,220	41,207

	5,625,104	5,538,791
Deficit	(7,202,173)	(7,080,932)

Total Stockholders’ Deficit	(1,577,069)	(1,542,141)

Total Liabilities and Stockholders’ Deficit	7,006	11,240

Contingencies [Note 1]
Subsequent Events [Note 8]

Approved by The Board:

“John G. Robertson”	“Jennifer Lorette”

John G. Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

F-2

LinuxWizardry Systems, Inc.
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

			For the Year
	For the Six Months Ended		Ended
	August 31,	August 31,	February 28,
	2002	2001	2002
	$	$	$
		(unaudited)

Sales	–	–	1,078
Cost of Sales	–	–	916

Gross Profit	–	–	162

Expenses
General and Administrative
Amortization of property, plant and equipment	4,707	4,707	9,415
Amortization of discount on convertible debentures [Note 7]	15,013	15,219	30,026
Consulting and subcontract	–	6,138	13,689
Filing and regulatory fees	1,770	2,852	12,119
Financing costs [Note 6]	–	–	25,272
Foreign exchange	–	683	3,547
Imputed interest [Note 5]	71,300	–	115,000
Interest on convertible debentures [Note 6]	–	4,076	6,913
Investor relations	1,000	3,907	6,719
Management and directors fees [Note 5]	21,000	21,000	42,000
Office, rent and telephone [Note 5]	3,459	11,741	25,713
Professional fees	1,000	15,035	70,579
Travel and promotion	–	1,101	6,990
Write down of obsolete inventory	–	–	48,543
Less interest income	(28)	(79)	(142)

	119,221	86,380	416,383

Natural Resource
Annual lease costs	2,020	–	4,040

Loss From Continuing Operations	(121,241)	(86,380)	(420,261)
Discontinued Operations	–	(366,448)	(366,448)

Net Loss For The Period	(121,241)	(452,828)	(786,709)
Deficit – Beginning of Period	(7,080,932)	(6,294,223)	(6,294,223)

Deficit – End of Period	(7,202,173)	(6,747,051)	(7,080,932)

Basic Loss From Continuing Operations	(.01)	(.01)	(.02)
Basic Loss From Discontinued Operations	–	(.01)	(.01)

Basic Loss Per Share [Note 2]	(.01)	(.02)	(.03)

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The accompanying notes are an integral part of these consolidated financial statements)

F-3

LinuxWizardry Systems, Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

			For the Year
	For the Six Months Ended		Ended
	August 31,	August 31,	February 28,
	2002	2001	2002
	$	$	$
		(unaudited)

Operating Activities
Net loss for the period	(121,241)	(452,828)	(786,709)
Loss on disposal of property, plant and equipment	–	–	57,155
Interest on convertible debentures paid with shares	–	5,885	6,913
Amortization of property, plant and equipment	4,707	4,707	9,415
Amortization of discount on convertible debentures	15,013	15,219	30,026
Imputed interest	71,300	–	115,000
Change in non-cash working capital items	(6,032)	207,433	205,390

Cash to Operations	(36,253)	(219,584)	(362,810)

Financing Activities
Advances from related parties	35,855	111,427	247,950
Convertible debentures issued for cash	–	410,886	127,680

Cash from Financing Activities	35,855	522,313	375,630

Investing Activities
Convertible debentures	–	(287,103)	–

Cash to Investing Activities	–	(287,103)	–

Increase (Decrease) in Cash During the Period	(398)	15,626	12,820
Cash - Beginning of Period	2,980	(9,840)	(9,840)

Cash – End of Period	2,582	5,786	2,980

Non-Cash Financing Activities
Stock based compensation
950,404 shares were issued pursuant to a financial consulting
services agreement	–	180,147	180,147
15,544,983 shares were issued for convertible debentures
converted	–	–	547,855

	–	180,147	728,002

Income taxes paid	–	–	–
Interest paid	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

F-4

LinuxWizardry Systems, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

1.

Nature of Operations and Continuance of Business

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXWF”.

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. had developed various prototypes and had preliminary sales of $52,113. Operating advances of US$1,929,000 had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to June 30, 2001. On June 30, 2001, the business operations of LinuxWizardry, Inc. were discontinued due to strong competition, insufficient sales and lack of funds.

On November 28, 2002 the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company. The consideration of 3,000,000 common shares will be issued to Mailprotek.com’s subsidiary Imaging Technologies, Inc. and the market value of the shares was $238,800. This amount will be recorded as an intangible asset.

The Company is currently in the development stage and equity financing is required to provide working capital for its business plan to exploit the Mailprotek.com license. As a result of the uncertainty that is typical in a development stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company’s ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

2.	Significant Accounting Policies

(a)

Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

	(b)	Consolidation These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc.

(c)

Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

Exploration and development expenditures are expensed as incurred.

F-5

LinuxWizardry Systems, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

(c)

Natural Resource Properties (continued)

The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

The amounts shown for claims and options for mineral properties, which have not yet commenced commercial production, represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

(d)

Translation of Foreign Currency Transactions

Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

(e)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(f)

Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

Six months to August 31, 2002           34,487,846
Six months to August 31, 2001           24,070,040
Year to February 28, 2002                 26,530,000

Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

F-6

LinuxWizardry Systems, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

(g)

Accounting for Stock Based Compensation

The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

	(h)	Revenue Recognition Revenue from sales of systems will be recorded when systems have been shipped and collection is reasonably certain.

	(i)	Cash and Cash Equivalents The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	(j)	Research and Development Research and development costs are expensed in the period in which they are incurred.

	(k)	Property, Plant and Equipment Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two years.

	(l)	Inventory Inventory is comprised of finished goods. Finished goods are carried at the lower of landed cost or net realizable value.

(m)

Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years, which is the life of the detachable warrants issued with the convertible debentures.

3.	Property, Plant and Equipment

			August 31,	February 28,
			2002	2002
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$
			(audited)	(audited)

Computer and office equipment	18,831	16,089	2,742	7,449

4.	Natural Resource Properties

(a)

Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income.

F-7

LinuxWizardry Systems, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

4.	Natural Resource Properties (continued)

(a)

Mineral Property (continued)

The Company has written down its interest to a nominal $1.

On December 19, 2002 the Company received regulatory acceptance of the joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) issued 200,000 common shares to the Company and will give the Company a 5% royalty interest until US$2,000,000 has been received from the royalty payments. The Company will have the option to convert its 5% net royalty interest into a 25% working interest after Teryl Resources Corp. expends US$500,000 on the 30 Fish Creek Claims. Teryl Resources Corp. also agrees to expend US$500,000 over a three-year period.

(b)

Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

5.	Related Party Balances/Transactions

(a)

Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $71,300 for the six months ended August 31, 2002 ($115,000 for the year ended February 28, 2002), was charged to operations and treated as donated capital.

	February 28,			August 31,
	2002	Repayments	Advances	2002
	$	$	$	$

394754 B.C. Ltd.	28,943	–	–	28,943
Access Information Services, Inc.	1,721	–	51	1,772
IAS Communications Inc.	(3,151)	–	–	(3,151)
Imaging Technologies Inc.	80,655	–	65	80,720
Information Highway.com, Inc.	200	–	700	900
JGR Petroleum, Inc.	94,462	–	14,973	109,435
John Robertson, President and CEO	17,000	–	–	17,000
Rainbow Network	158,149	–	4,840	162,989
Reg Technologies Inc.	3,785	–	–	3,785
REGI U.S., Inc.	(38)	–	–	(38)
SMR Investments Ltd.	550,663	–	2,365	553,028
Teryl Resources Corp.	–	–	12,861	12,861

	932,389	–	35,855	968,244

See Subsequent Events, Note 8(a), for extinguishment of substantially all of this debt.

Unless otherwise indicated the table above represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

F-8

LinuxWizardry Systems, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

5.	Related Party Balances/Transactions (continued)

	(b)	Transactions

(i) Pursuant to a management services agreement, the Company paid management fees of $15,000 (2001 - $15,000) and rent of $3,000 (2001 - $3,000) to a company controlled by the President of the Company.

(ii)
The Company paid a director’s fee of $6,000 (2001 - $6,000) to the President of the Company.
All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

6.

Convertible Debentures

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2002 the Company drew down US$80,000 ((a)below).

(a)
US$80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants. These debentures were converted into 7,705,846 shares at an average conversion price of US$0.01 per share during fiscal 2002.

	(b)	The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the Convertible Debentures.
7.	Common Stock

	No. of	Value
	Shares	$

Issued at February 28, 2001	17,992,459	4,654,582
Issued during the year for:
Conversion of convertible debentures and accrued interest	15,544,983	547,855
Settlement of debt	950,404	180,147

Issued and outstanding as at February 28, 2002	34,487,846	5,382,584
Issued during six months to August 31, 2002	–	–

Issued and outstanding as at August 31, 2002	34,487,846	5,382,584

(a)	Stock options

	(i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

F-9

LinuxWizardry Systems, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Common Stock (continued)

	(a)	Stock options (continued)

		(ii)	The weighted average number of shares under option and option price for the year ended February 28, 2002 and for the six months to August 31, 2002 is as follows:

		Weighted	Weighted
		Average	Average
	Shares	Option	Remaining Life
	Under Option	Price	of Options
	#	US$	(Months)

March 1, 2001	1,140,000	.10*	49
Granted	2,525,000.09
Exercised	–	–
Cancelled	(465,000)	.10
Lapsed	–	–

February 28, 2002	3,200,000.10		46

Granted	–
Exercised	–
Cancelled	–
Lapsed	–

August 31, 2002	3,200,000.10		40

* effective June 29, 2001 the exercise price with respect to all options was reduced to US$.10 per share.
(iii)

The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee’s purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share would have been as follows:

	Six Months Ended	Year Ended
	August 31,	February 28,
	2002	2002
	$	$
Net loss
As reported	(121,241)	(786,709)
Pro forma	(121,241)	(869,918)
Basic net loss per share
As reported	(.01)	(.03)
Pro forma	(.01)	(.03)

F-10

LinuxWizardry Systems, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

7.	Common Stock (continued)

	(b)	Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

	August 31,	February 28,
	2002	2002
	$	$
	(audited)	(audited)

Market value of warrants (Note 6)	150,750	150,750
Discount on convertible debentures accreted to operations over
the life of the warrants being five years to October 18, 2005	(94,530)	(109,543)

Net carrying value	56,220	41,207

8.	Subsequent Events

(a)
On November 12, 2002 the Company issued 19,295,567 common shares in exchange for the extinguishment of US$578,867 in debt (US$0.03 per share). The market value of the shares on the date of exchange is $964,778.

(b)
On November 28, 2002 the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company. The consideration of 3,000,000 common shares will be issued to Mailprotek.com’s subsidiary Imaging Technologies, Inc. and the market value of the shares was $238,800. This amount will be recorded as an intangible asset.

(c)
On December 19, 2002 the Company received regulatory acceptance of the joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) issued 200,000 common shares to the Company and will give the Company a 5% royalty interest until US$2,000,000 has been received from the royalty payments. The Company will have the option to convert its 5% net royalty interest into a 25% working interest after Teryl Resources Corp. expends US$500,000 on the 30 Fish Creek Claims. Teryl Resources Corp. also agrees to expend US$500,000 over a three-year period.

F-11

LINUXWIZARDRY SYSTEMS INC.
TERYL RESOURCES CORP.

N E W S R E L E A S E

SYMBOL: OTC BB: LNXWF
SYMBOL: TRC.V

LINUXWIZARDRY SYSTEMS, INC. / TERYL RESOURCES CORP.
RECEIVE CONFIRMATION OF MINING LEASE APPROVAL

For Immediate Release: Fairbanks, Alaska, September 17th, 2002. LinuxWizardry Systems, Inc. and Teryl Resources Corp. wish to announce that a confirmation of an approved mining lease has been received. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes are eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

The Fish Creek gold claims lie adjacent to the Gil Claims currently under a joint venture agreement with Teryl Resources Corp. and Kinross Gold, which an exploration budget of $985,000 U.S. has been approved. The joint venture Gil prospect is reported to contain drill indicated reserves of 10,700,000 tons of 0.04 ounces per ton of gold (433,000 ounces of gold).

Our Engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling. The exploration program will commence immediately after the weather conditions permit.

Teryl Resources Corp. can earn a 50% interest in the Fish Creek claim prospect by expending $500,000 U.S. on the property and issuing 200,000 shares of Teryl Resources shares. LinuxWizardry Systems, Inc. will retain a 5% net royalty until $2,000,000 U.S. is received (see news release dated March 5th, 2002 for details).

Teryl Resources also agrees to give LinuxWizardry Systems, Inc. an option to convert its 5% net royalty interest into a 25% working interest after Teryl expends $500,000 on the Fish Creek claims.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. has several gold, silver and diamond properties located in Canada and U.S.A. The mining prospects consist of two joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska. Teryl Resources Corp. owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil property joint venture which consists of 10,700,000 drill indicated tons of 0.04 opt. A drilling program has commenced on the J/V Gil prospect by Kinross Gold. Teryl Resources Corp. also has an interest on a diamond-mining prospect located in the N.W. T. and one joint venture silver prospect located in northern B.C., Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding LNXWF’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the company’s products and services, the company’s dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.

1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: (604) 278-5996      Fax: (604) 278-3409      Toll Free: (800) 665-4616     www.terylresources.com

N E W S R E L E A S E

MAILPROTEK ANTI VIRUS AND SPAM ADVERTISING PROGRAM
LAUNCHED

For Immediate Release: April 30th, 2002 –LinuxWizardry Systems, Inc. (OTCBB: LNXWF), wishes to announce that an advertising campaign has been launched in 170 newspapers in North America offering a 30-day free trial period for its www.mailprotek.com service. The MailProtek service will filter out unauthorized emails which clutter up your email box and will protect your computer 24 hours a day from viruses and worms damaging your valuable data. A complete solution has been implemented by MailProtek.com to eliminate email borne viruses and worms before they attack the user’s computer. The service will also include a real time SPAM filtering system to sort out unauthorized emails from reaching the email user’s mailbox.

Harold Clark, Chairman of the Board of LinuxWizardry, states, “Our MailProtek service should be widely accepted due to the fact that Yahoo and Hotmail are now charging for additional email service and allowing advertising to clutter up their customers email.”

Jay Calvert, Vice President of MailProtek.com, states, “Our timing to launch the MailProtek service is perfect due to Yahoo’s 86 million email customers’ recently being notified of changes in their email marketing practices thus allowing an open invitation to SPAM.”

ABOUT LINUXWIZARDRY SYSTEMS, INC.

LinuxWizardry Systems, Inc. has developed Linux based software and hardware to protect against hackers. This solution also allows remote offices to connect securely. The Company’s current focus is to market secure email and web hosting solutions. Currently LinuxWizardry Systems, Inc. is offering a 30-day free trial period, for a limited time only, by signing up on the www.mailprotek.com site.

LinuxWizardry Systems, Inc. Contact:	Mailprotek.com:
Investor Relations	Technical Division
Office: 1-800-665-4616	877-739-1199
Email: ir@mailprotek.com	Email: admin@mailprotek.com

Statements in this press release regarding LNXWF’s business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the company's products and services, the company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
Phone: (604) 278-5996    Fax: (604) 278-3409    Toll Free: 800-665-4616

     TERYL RESOURCES CORP.
LINUX WIZARDRY SYSTEMS INC.

J O I N T N E W S R E L E A S E

Teryl Resources Corp./Linux Wizardry Systems

TSX Venture Exchange: TRC.V
OTCBB: LNXWF

COMPLETION OF PROPERTY-ASSET ACQUISITION

For Immediate Release: December 19, 2002, Vancouver, B.C. – Teryl Resources Corp. (the “Company”) (TSX Venture Exchange: TRC.V) / Linux Wizardry Systems Inc. (OTCBB: LNXWF) announces pursuant to its News Releases dated March 5, 2002, whereby the Company disclosed that an option agreement had been completed for a 50% interest in 30 Fish Creek Claims (the “Property”) in Alaska, subject to LinuxWizardry Systems, Inc. (OTCBB: LNXWF) option to convert its 5% net royalty interest into a 25% working interest after Teryl expends $500,000.00 U.S. on the Property. The Company is pleased to announce that it has now received regulatory acceptance of the property-asset acquisition. Teryl Resources Corp. has issued 200,000 shares to LinuxWizardry Systems, Inc. that are subject to a hold period expiring 4 months from the date of issuance for the shares, which hold period expires April 16, 2003.

The Fish Creek Claims, comprising 30 mining claims, share a common boundary on the south side with the Gil claims Joint Venture with Kinross Gold (TSX: K: AMEX: KGC). The aero magnetic map that covers the Gil Claims joint venture show a row of three magnetic highs trending northeast and extending parallel to the Fish Creek. The northeastern magnetic high is bisected by Too Much Gold Creek and on the east side by All Gold Creek. Both of these creeks have yielded gold to panning. Intrusive rock cobbles can be seen in the sediments of Fish Creek within the claim boundaries, also native bismuth were found in sluice boxes on the south side of Fish Creek which indicates that a Melba Creek like intrusive (Fort Knox) type deposits may exist in the vicinity according to Rodney A. Blakestad Professional Geologist Report dated August 24th, 1988.

Drilling is planned in early January 2003 to drill the magnetic high on the Fish Creek Claims.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:      John Robertson
                   800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103- 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409      Toll Free: 800-665-4616       www.terylresources.com

LINUXWIZARDRY SYSTEMS, INC.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the special and annual general meeting of LINUXWIZARDRY SYSTEMS, INC. (the "Company") will be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Thursday, the 20th day of February, 2003 at the hour of 10:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following special purposes:

1.	to receive and consider the Report of the Directors to the Members;

2.
to receive and consider the audited financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended February 28, 2002, and the audited financials for the six months ended August 31, 2002 ;

3.	to decrease the number of directors from seven (7) to five (5);

4.	to elect directors to hold office until the next annual general meeting of the Company,

5.	to appoint an auditor for the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to the auditor;

6.
to approve an ordinary resolution to grant to the directors, officers and employees of the Company incentive stock options to purchase common shares in the capital stock of the Company during the ensuing year at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the existing Stock Option Plan of the Company, and to approve the exercise of any existing stock options granted to insiders and stock options granted to insiders pursuant to this proposed resolution;

7.
to approve an ordinary resolution approving the issuance of common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, the method, structure and pricing of such equity issuances to be determined in the sole discretion of the directors of the Company, as the directors of the Company deem to be in the best interests of the Company, provided such discretion is in full compliance with all pertinent regulatory provisions and legislation;

8.
to approve a special resolution to consolidate the Company’s authorized capital of 100,000,000 common shares without par value, of which 56,983,413 common shares are issued and outstanding on the basis of two (2) old common shares to one (1) new common share, such consolidation to occur at the discretion of the board of directors of the Company;

9.
to approve a special resolution to increase the authorized capital of the Company to 200,000,000 common shares without par value, and that the Memorandum of the Company be altered accordingly, such increase in authorized capital to occur at the discretion of the board of directors of the Company;

10.
to approve a special resolution to change the name of the Company to “Linux Gold Corp. or such other similar name as may be acceptable to the directors of the Company in their discretion and the Registrar of Companies and that the Memorandum of the Company be altered accordingly; and

11.	To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy, Report of the Directors, audited Financials Statements for the year ended February 28, 2002, and audited Financial Statements for the six months ended August 31, 2002, and an Annual Return Card. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

Shareholders of the Company who are unable to attend the meeting in person are entitled to and are requested to complete, sign and date the enclosed Instrument of Proxy and to mail it or deposit it with Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. In order to be valid and acted upon at the meeting, Instruments of Proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed instrument of proxy must be received at the aforesaid address not less than 48 hours before the time set for the holding of the meeting or any adjournment thereof.

The Company has fixed the close of business on the 16th day of January, 2003 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

Please advise the Company of any change in your address.

DATED at Richmond, British Columbia, this 23rd day of January, 2003.

By Order of the Board of

LINUXWIZARDRY SYSTEMS, INC.

“John G. Robertson”
JOHN G. ROBERTSON,
President, CEO and Chairman of the Board

LINUXWIZARDRY SYSTEMS, INC.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

INSTRUMENT OF PROXY
ANNUAL GENERAL AND SPECIAL MEETING
February 20, 2003

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned member of LINUXWIZARDRY SYSTEMS, INC. (the "Company") hereby appoints JOHN G. ROBERTSON, the President and a Director of the Company, or failing him, JENNIFER LORETTE, Vice President, Corporate Secretary and a Director of the Company, or failing both of them ____________________ or ________________________ as proxyholder for and on behalf of the undersigned to attend the annual general and special meeting of shareholders of the Company to be held on February 20, 2003 and at any and all adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

The undersigned specifies that, with respect to any of the matters listed below, the number of votes which the undersigned would be entitled to cast if personally present shall on any poll or ballot be voted for or against by the proxyholder as so specified. The undersigned hereby authorizes the proxyholder to demand a poll. If no choice is specified in any one or more of the spaces set out below for that purpose, and with respect to any amendments to or variations in any of the matters listed below and to other matters which may properly come before the meeting or any adjournment thereof, the undersigned hereby confers sole discretionary authority on the proxyholder to act at such meeting and any adjournment thereof for and on behalf of and in the name of the undersigned and to cast the number of votes that the undersigned would be entitled to cast if personally present, all in the same manner and to the same extent and with the same power as the undersigned could do if personally present thereat, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that the proxyholder may lawfully do by virtue hereof.

Voting Choice on Resolutions

1.	The passing of an ordinary resolution to decrease the number of directors from seven (7) to five (5).

TO VOTE FOR_________ TO VOTE AGAINST _________

2.	To elect the following persons as directors of the Company:

John G. Robertson FOR _________ WITHHOLD VOTE _________
Susanne Robertson FOR _________ WITHHOLD VOTE _________
Jennifer Lorette FOR _________ WITHHOLD VOTE _________
Bruce Bragagnolo FOR _________ WITHHOLD VOTE _________
James Vandeberg FOR _________ WITHHOLD VOTE _________

3.
The passing of a resolution to re-appoint Manning Elliott, Chartered Accountants, of #1101, 750 West Pender Street, Vancouver, B.C., V6C 2T8, as the auditor of the Company until the next annual general meeting and to authorize the directors to fix their remuneration.

FOR _________ WITHHOLD VOTE _________

4.
The passing of an ordinary resolution to grant to the directors, officers and employees of the Company incentive stock options to purchase common shares in the capital stock of the Company during the ensuing year at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the existing Stock Option Plan of the Company, and to approve the exercise of any existing stock options granted to insiders and stock options granted to insiders pursuant to this proposed resolution.

TO VOTE FOR _________ TO VOTE AGAINST _________

5.
To approve an ordinary resolution to authorize the Board of Directors to issue common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company resulting from future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, the method, structure and pricing of such equity issuances to be determined in the sole discretion of the directors of the Company, as the directors of the Company deem to be in the best interests of the Company, provided such discretion is in full compliance with all pertinent regulatory provisions and legislation.

TO VOTE FOR _________ TO VOTE AGAINST _________

6.
To approve a special resolution to consolidate the Company’s authorized capital of 100,000,000 common shares without par value, of which 56,983,413 common shares are issued and outstanding on the basis of two (2) old common shares to one (1) new common share, such consolidation to occur at the discretion of the board of directors of the Company.

TO VOTE FOR _________ TO VOTE AGAINST _________

7.
To approve a special resolution to increase the authorized capital of the Company to 200,000,000 common shares without par value, and that the Memorandum of the Company be altered accordingly, such increase in authorized capital to occur at the discretion of the board of directors.

TO VOTE FOR _________ TO VOTE AGAINST _________

8.
To approve a special resolution to change the name of the Company to “Linux Gold Corp. or such other similar name as may be acceptable to the directors of the Company in their discretion and the Registrar of Companies and that the Memorandum of the Company be altered accordingly.

TO VOTE FOR _________ TO VOTE AGAINST _________

The shares represented by this proxy may be voted on the above items by marking "X" in the space provided for that purpose.

The undersigned hereby revokes any proxy previously given.

                Executed on the _______ day of _________________ , 2003.

Number of Shares Held	Signature of Member or his attorney authorized in writing

Name of Member (Please Print)

Address

City/Province
NOTES:

1.
Complete this form of proxy and deposit with, mail to or send by facsimile transmission to Computershare Trust Company of Canada at 4th Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9. The proxy must be received at the office of ComputerShare Trust Company of Canada at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled time of the meeting at which such proxy is to be used.

2.	Failure to comply with the time deadlines set out will result in your proxy being invalid.

3.	A proxy will not be valid unless it is dated and signed by the Member or the Member's attorney in writing and, in such case, the form of power of attorney must be attached to the Proxy.

4.	If the member is a company, the Instrument of Proxy should be under its corporate seal and executed by an officer or attorney thereof duly authorized.

5.
If a member wishes to appoint a person other than those whose names are printed on the form of proxy, the member should strike out the names provided and insert the name of his nominee as proxyholder in the space provided for that purpose.

LINUXWIZARDRY SYSTEMS, INC.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

Annual and Special Meeting of Shareholders

     INFORMATION CIRCULAR
(As at January 16th, 2003 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of LINUXWIZARDRY SYSTEMS, INC. (the "Company") for use at the annual general and special meeting (the "Meeting") of the Company to be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Thursday, the 20th day of February, 2003 at the hour of 10:00 o'clock in the forenoon (Vancouver time). The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy and striking out the two printed names, or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Trust Company of Canada, at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is note required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)
more typically, by given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or if the Company is a corporation, by a duly authorized officer of attorney of the corporation, and deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given. Only registered shareholders have the right to revoke a proxy. Non-registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in favour for each resolution, in accordance with the notes to the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on the 16th day of January, 2003 as the record date (the "Record Date") for the determination of shareholders entitled to notice of the annual general meeting of shareholders. Only shareholders of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Of the Company's 100,000,000 authorized common shares, 56,983,413 common shares are issued and outstanding as fully paid and non-assessable.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on January 16, 2003 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	14,308,469 (1)	25.11%

(1)
Of the 14,308,469 common shares owned by Susanne Robertson, 506,250 common shares are held directly and the balance of 13,802,219 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

As of January 16, 2003, the directors and senior officers as a group owned beneficially directly and indirectly, 15,899,819 common shares of the Company, representing 27.9% of the presently issued and outstanding common shares of the Company.

ADVANCE NOTICE OF MEETING

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) and was published in The Province newspaper, Vancouver, British Columbia on December 24, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Executive Officers and Directors

The Company has three executive officers and six directors. (In this Information Circular, “Executive Officer” means an individual who at any time during the year was the Chairman of the Board, the Vice Chairman of the Board, the President of the Company, a Vice-President of the Company or an officer of the Company or any person who performed a policy making function in respect of the Company). The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended February 28, 2002, and any compensation other than bonuses earned during the fiscal year ended February 28, 2001 the payment of which was deferred) paid to such Executive Officers by the Company and its subsidiaries for services rendered during the fiscal year ended February 28, 2002 was $30,000 ($466,689 in 2001). This was accrued as a management fee to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company. Other than as herein set forth, the Company did not pay any additional compensation to its Executive Officers (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees). Other than a directors’ fee of $12,000 paid or payable to the Chairman of the Board of the Company, there was no other cash compensation paid to directors by the Company for services rendered in their capacities as directors for the year ended February 28, 2002.

Other

Except as set out herein, the Company has not paid any other compensation to any of its Executive Officers, Director or Employees in its most recently completed financial year.

Summary Compensation Table

The Name Executive Officers of the Company are defined as follows:

(a)	the Chief Executive Officer or the President of the Company, despite the amount of compensation paid to that individual;

(b)
each of the Company’s four highly compensated Executive Officers, other than the Chief Executive Officer, who are serving as Executive Officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000.00; and

(c)
any additional individual for whom disclosure would have been provided under (b) but for the fact the individual was not serving as an Executive Officer of the Company at the end of the most recently completed financial year.

The following table provides a summary of compensation earned during the fiscal year ended February 28, 2002 by the Named Executive Officers of the Company. There are no other executive officers whose combined salary and bonus exceeds $100,000.00.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
Awards Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options/SARS(1) Granted #	Restricted Shares or Restricted Shares Units ($)	LTIP(2) Payout ($)	All Other Compensation ($)
John G. Robertson, Chairman of the Board	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	30,000(3) 30,000(3) 30,000(3)	Nil Nil 375,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mike Carpenter, CEO and President	2002 2001 2000	Nil $155,563 $13,462	Nil Nil Nil	Nil $17,500(5) Nil	Nil Nil 95,000(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Nelson Comas, VP and COO	2002 2001 2000	Nil $155,563 $13,462	Nil Nil Nil	Nil $17,500(5) Nil	Nil Nil 85,000(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Frank Gepfrich, CTO	2002 2001 2000	Nil $155,563 $13,462	Nil Nil Nil	Nil $17,500(5) Nil	Nil Nil 85,000(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)
"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)
"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)	Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company and rent in the sum of $6,000 per annum.

(4)	These options were granted on December 21, 1999 exercisable at a price of US$0.75 per share until December 21, 2004. These options were repriced on June 29, 2001 to US$0.10.

(5)	Company contribution to IRA.

(6)	These options were granted on January 5, 2000 exercisable at a price of US$0.75 per share until January 5, 2005. These options were repriced on June 29, 2001 to US$0.10, and have been cancelled.

Incentive Plans

(a)        Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)        Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of the Issuer or any of its subsidiaries made during the financial year ended February 28, 2002, to each of the Named Executive Officers and the directors of the Issuer. Options include all stock options, share purchase warrants and rights granted by the Issuer or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR’s).

Option/SAR Grants

There were no options granted to the Named Executive Officer, nor any directors of the Company during the year ended February 28, 2002.

Retirement and Pension Plans

The Issuer has no retirement plans or pension plans for any of its Named Executive Officers, Directors or Employees.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Composition of Compensation Committee

At the present time the Issuer does not have a Compensation Committee. All decisions involving compensation issues are made by the Board of Directors of the Issuer.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, base their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.	level of services, expertise, business contacts and skills provided to the Company;
2.	degree of involvement and participation in the day to day operations of the Company;
3.	amount of finances available to the Company; and
4.	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Compensation of Directors

During the most recently completed financial year, the Company paid no cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”).

MANAGEMENT CONTRACTS

During the last fiscal year of the Company, pursuant to the terms of a management services agreement the sum of $30,000 was paid or payable as a management fee and the sum of $6,000 was paid or payable as rent to SMR Investments Ltd. John G. Robertson, the President, CEO and Chairman of the Board and a director of the Company, is a director of SMR Investments Ltd.

There are no other management contracts in existence at this time which the Company is a party other than the Management Agreement mentioned above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends to date and does not intend to pay dividends in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Manning Elliott, Chartered Accountants, of Suite 1101, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Board of Directors recommends that you vote in favor of the proposals outlined in this Information Circular.

Financial Statements

The audited financial statements of the Company for the fiscal years ended February 28, 2002 and 2001, the audited financial statements for the six months ended August 31, 2002 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the shareholders.

Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members re-appoint Manning Elliott, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting at a remuneration to be fixed by the directors of the Company.

Unless other specified, the persons named in the enclosed form of proxy will vote for the appointment of Manning Elliott, Chartered Accountants, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until its successor is appointed and to authorize the directors to fix its remuneration.

ELECTION OF DIRECTORS

The shareholders will be asked to pass a resolution to decrease the number of directors from seven (7) to five (5).

It is proposed that the following persons will be nominated at the Meeting. It is the intention of the management designees, if named as proxyholder, to vote for the election of said persons to the Board of Directors unless otherwise directed. Management recommends a vote “FOR” each of its nominees. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
John George Robertson * Richmond, B.C. President, CEO and Chairman of the Board and Director of the Company since 1979; President of Reg Technologies since 1984; of SMR Investments Ltd. since 1979, of Rand Energy Group Inc. since 1993, of Access Information Services Inc. since 1993, President of Teryl Resources Corp., President of REGI U.S., Inc., President of IAS Communications, Inc., of Information- Highway.com, Inc. since 1995.	President, Chief Executive Officer, Chairman of the Board and Director	March 5, 1979	1,483,250 common shares (directly)	2.6%

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
Jennifer Lorette Richmond, B.C. Director and Vice President of Teryl Resources Corp. since 2001; Vice President of Administration and Secretary of Reg Technologies Inc. since 1994 and a director and Secretary of the Reg Technologies Inc. since 2001Vice President of REGI U.S., Inc. Secretary and director of Information Highway.com, Inc.; and Secretary of IAS Communications, Inc.	Director, Vice President and Secretary	November 2, 2000	108,100 common shares	0.19%
Susanne Robertson * Richmond, B.C. Businesswoman; Director of Teryl Resources Corp., Director of SMR Investments Ltd., and Director of Reg Technologies Inc.	Director	August 2001	506,250 common shares (directly) 13,802,219 common shares (indirectly)	25.11%
James Vandeberg Sammamish, WA Attorney	Director and Chief Financial Officer	August 2001	Nil	0%
Bruce Bragagnolo * Vancouver, B.C. Corporate and Securities Lawyer	Director	August 2001	Nil	0%

(*)	Audit Committee
(1)	Number of common shares beneficially owned by nominees (directly or indirectly, or over which control or direction is exercised) are based on information furnished to the Company by the nominees.

Granting of Stock Options

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the existing Stock Option Plan of the Company.

Additional Equity Issuances

Management of the Company has determined that current market conditions are such that it may be in the best interest of the Company to undertake further equity issuances. The additional funds raised by such equity issuances would be used to pursue and fund the ongoing business opportunities currently available to the Company and as general working capital.

Accordingly, the shareholders will be asked to pass an ordinary resolution allowing the Company’s directors to cause the Company to enter into future public offerings, private placements, debt settlements, property acquisitions or other transactions, which, if consummated, may result in the issuance of shares in an amount exceeding 20% of the issued and outstanding common shares in the capital stock of the Company, or where the financing or acquisition would or may result in an effective change in control of the Company or the creation of a control block, the method, structure and pricing of such equity issuances to be determined in the sole discretion of the directors of the Company, as the directors of the Company deem to be in the best interests of the Company, provided such discretion is in full compliance with all pertinent regulatory provisions and legislation.

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placement and/or other transactions to be entered into during the next 12 months. Blanket approval may obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefore and decreasing the Company’s administrative costs relating to such private placement.

Consolidation of Share Capital

It is the opinion of Management that a consolidation of the Company’s share capital on the basis of two (2) old common shares for one (1) new common share is required in order to attract new equity investment in the Company whether it be through private or public markets.

Accordingly, the Shareholders will be asked to approve the following special resolution:

“RESOVLED, as a Special Resolution, that the Company amend its Memorandum by consolidating all the 100,000,000 common shares without par value, of which 56,983,413 shares are issued and outstanding, into 50,000,000 common shares without par value, of which 28,491,706 shares will be issued and outstanding, every two (2) old common shares without par value being consolidated into one (1) new common share without par value, that said consolidation shall occur at the discretion of the Board of Directors of the Company, and that, if acceptable to the Board of Directors’ of the Company, paragraph 2 of the Memorandum of the Company be amended to read as follows:

2	.	The authorized capital of LinuxWizardry Systems, Inc. consists of 50,000,000 common shares without par value.”

Increase of Authorized Share Capital

Management will be seeking shareholder approval of a special resolution to alter the Memorandum of the Company by increasing the authorized capital of the Company to 200,000,000 common shares without par value, whether or not the above special resolution consolidating the Company’s common shares was approved by the Shareholders.

Accordingly, the Shareholders will be asked to approve the following special resolution:

“RESOVLED, as a Special Resolution, that the authorized capital of Company be increased from 50,000,000 common shares without par value to 200,000,000 common shares without par value, that said increase in authorized capital shall occur at the discretion of the Board of Directors of the Company, and that, if acceptable to the Board of Directors’ of the Company, that paragraph 2 of the Memorandum of the Company be further amended to read as follows:

2	.	The authorized capital of LinuxWizardry Systems, Inc. consists of 200,000,000 common shares without par value.”

Change of Name

Management of the Company has determined that it is in the best interest of the Company to change its name to a name more closely related to the business of the Company, and recommends approval of the special resolution.

Accordingly the members will be asked to pass the following special resolution:

“RESOLVED, as a special resolution, that, at the discretion of the board of directors of the Company, the name of the Company be changed to Linux Gold Corp. or such other similar name as may be acceptable to the directors of the Company in their discretion and the Registrar of Companies and that the Memorandum of the Company be altered accordingly.”

Pursuant to the Company Act (British Columbia), the change of name requires the approval of the members of the Company by a special resolution, being “a resolution passed by a majority of not less than 3/4 of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company...”.

Particulars of Other Matters to be Acted Upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

DATED at Richmond, British Columbia, this 23rd day of January, 2003.

By Order of the Board of
LINUXWIZARDRY SYSTEMS, INC.

“John G. Robertson”
JOHN ROBERTSON,
President, CEO and Chairman of the Board

January 20, 2002

DIRECTORS’ REPORT

Dear Shareholders:

The Company’s 2002 annual general and special meeting of shareholders has been scheduled for Thursday, February 20, 2003 at 10:00 a.m. at The River Club, 11111 Horseshoe Way, Richmond, B.C. Accompanying this letter is the Company's Information Circular and audited financial statements which are being furnished to you for the shareholders meeting.

The following is a Progress Report on the Company for the past fiscal year, and to the date of this report:

On March 5, 2002, we announced with Teryl Resources Corp. (TSX Venture Exchange: TRC.V) that a joint venture has been completed for a 50% interest in 30 Fish Creek claims in Alaska. The terms and conditions are that Teryl Resources Corp. will issue 200,000 treasury shares of its common shares and will issue to LinuxWizardry Systems, Inc. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. LinuxWizardry Systems, Inc. may convert its 5% royalty to a 25% working interest after the US$500,000 is spent on exploration. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claims the joint venture has delineated 10,000,000 tons of drill indicated/inferred.04 gold per ton (400,000 ounces au).

Further to our announcement on March 5, 2002, on September 17, 2002 the Company and Teryl Resources Corp. announced jointly that a confirmation of an approved mining lease has been received. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes are eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

The Fish Creek gold claims lie adjacent to the Gil Claims currently under a joint venture agreement with Teryl Resources Corp. and Kinross Gold, which an exploration budget of $985,000 U.S. has been approved. The joint venture Gil prospect is reported to contain drill indicated reserves of 10,700,000 tons of 0.04 ounces per ton of gold (433,000 ounces of gold).

Our Engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling. The exploration program will commence immediately after the weather conditions permit.

On December 19, 2002, the Company and Teryl Resources Corp. jointly announced an update to our news release dated March 5, 2002, that regulatory acceptance of the property-asset acquisition has been received. Teryl Resources Corp. issued 200,000 shares to LinuxWizardry Systems, Inc., subject to a hold period expiring April 16, 2003.

The Fish Creek Claims, comprising 30 mining claims, share a common boundary on the south side with the Gil claims Joint Venture with Kinross Gold (TSX: K: AMEX: KGC). The aero magnetic map that covers the Gil Claims joint venture show a row of three magnetic highs trending northeast and extending parallel to the Fish Creek. The northeastern magnetic high is bisected by Too Much Gold Creek and on the east side by All Gold Creek. Both of these creeks have yielded gold to panning. Intrusive rock cobbles can be seen in the sediments of Fish Creek within the claim boundaries, also native bismuth were found in sluice boxes on the south side of Fish Creek which indicates that a Melba Creek like intrusive (Fort Knox) type deposits may exist in the vicinity according to Rodney A. Blakestad Professional Geologist Report dated August 24th, 1988.

Drilling is planned in early February 2003 to drill the magnetic high on the Fish Creek Claims. A permit to drill the Fish Creek Claims has been submitted to the Alaska mining division for approval.

We also announced negotiations for a license for a complete secure email solution using the Linux Operating System. The main problem with emails today is the attacks by viruses, worms and unauthorized emails that account for up to 90% of the emails received daily through spamming. On March 27, 2002, we announced that a secure email solution had been licensed from www.mailprotek.com for the United States rights. LinuxWizardry Systems, Inc. will offer its secure email and web mail services at www.mailprotek.com for less than $3.00 U.S. per month. An advertising budget is planned for mailprotek.com.

A solution has been implemented by mailprotek.com to eliminate email-borne viruses and worms before they attack the users computer. The service will also include a real time spam filtering system to sort out unauthorized emails from reaching the email users mailbox. The mailprotek.com services will also enable our users to access their email from wherever they are through our webmail as an additional feature. This will include any hand held wireless applications such as a cellular phone or a PDA.

On July 17, 2002 we announced that the board of directors had agreed to complete due diligence to facilitate the acquisition of a private sports collectable company. The company is a retailer of fine sports collectibles and accessories for the sports enthusiast, providing fans with the products that help them preserve and pass along great memories of sports heroes and history making achievements. The acquisition has been put on hold due to lack of funding for the sports collectable business proposal.

Holders of common shares of record at the close of business on January 16, 2003 are eligible to vote at the February 20, 2003 annual general and special meeting. Please mark, sign, date and mail the accompanying proxy, whether or not you expect to attend the meeting in person. If you are a registered shareholder (ie: your shares are registered in your name, not held in broker’s name) you may revoke your proxy at the meeting should you be present and desire to vote your shares in person, and you may revoke your proxy for any reason at any time prior to the voting thereof, either by written revocation prior to the meeting or by appearing at the meeting and voting in person. Your co-operation is respectfully solicited and your continued support appreciated.

On Behalf of the Board of Directors of
LINUXWIZARDRY SYSTEMS, INC.

"John G. Robertson”

John G. Robertson,
Chairman of the Board

LINUXWIZARDRY SYSTEMS, INC.
TO REGISTERED HOLDERS
AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

RETURN CARD - 2002

In accordance with National Instrument No.54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and pursuant to the Securities Act and Securities Rules (British Columbia):

(a)
a registered shareholder may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

(b)
a non-registered shareholder may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited financial statements pursuant to NI 54-101 will receive a quarterly report for an issuer's fourth fiscal quarter.

TO:       LINUXWIZARDRY SYSTEMS, INC. (the "Company")

As an owner of shares of the Company, I hereby request that my name and address be placed on your supplemental mailing list to receive interim financial statements of the Company for the ensuing year.

NAME OF SHAREHOLDER:	______________________________________________________________

ADDRESS:	______________________________________________________________

______________________________________________________________

______________________________________________________________

SIGNATURE:	______________________________________________________________
(I certify that I am a registered shareholder)

SIGNATURE:	______________________________________________________________
(I certify that I am a non-registered shareholder)

DATE:	___________________________________________________, 2003

NOTE:
IF YOU WISH TO BE INCLUDED ON THE COMPANY'S SUPPLEMENTAL MAILING LIST, PLEASE RETURN THIS DOCUMENT ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE. AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED ANNUALLY IN ORDER TO REMAIN ON THE LIST.

LinuxWizardry Systems, Inc.

(Expressed in Canadian Dollars)

(unaudited)

        Index

Consolidated Balance Sheets	F–2

Consolidated Statements of Loss and Deficit	F–3

Consolidated Statements of Cash Flows	F–4

Notes to the Consolidated Financial Statements	F–5 to F–13

LinuxWizardry Systems, Inc.
Consolidated Balance Sheets
As at November 30, 2002

	Six Months to	Year end to
	November 30,	February 28,
	2002	2002
	$	$
	(unaudited)	(audited)
Assets
Current Assets
Cash	3,289	2,980
Accounts receivable		809
	–
	–

Total Current Assets	3,289	3,789
Property, Plant and Equipment [Note 3]	241,541	7,449

Natural Resource Properties [Note 4]	2	2

Total Assets	244,832	11,240

Liabilities
Current Liabilities
	–
Accounts payable	619,584	614,144
Accrued liabilities	8,868	6848
Due to related parties [Note 5[a]]	9,565	932,389
	–

Total Current Liabilities	638,017	1.553,381

Stockholders’ Deficit
Common Stock [Note 7]
100,000,000 common shares, authorized without par value;
34,487,843,17,992,549,22,295,567, issued respectively	6,347,362	4,654,582
Common shares and warrants subscribed for but not issued	–
Donated Capital	186,300	115,000
Additional Paid In Capital [Note 7[d]]	295,019	41,207

	6,828,681	5,538.791
Deficit	(7,221,866)	(7.080,932)

Total Stockholders’ Deficit	(393,185)	(1,542,141)

Total Liabilities and Stockholders’ Deficit	244,832	11,240

Contingencies [Note 1]
Subsequent Events (Note 11)

Approved by the Board:

“John. G. Robertson”	“Jennifer Lorette”

John G. Robertson, Director	Jennifer Lorette, Director

F-2

LinuxWizardry Systems, Inc.
Consolidated Statements of Loss and Deficit
For the Six Months Ended November 30 2002
(Expressed in Canadian Dollars)
(Prepared by Management)
(Unaudited)

	For the three		For the six
	Months to Nov 30		Months toNov 30
	2002	2001	2002	2001

Sales		3,297		14,039
Cost of goods sold		2,753		11,884
Gross Margin		544		2,155
Professional services				7,710
		544		9,865
Expenses
General and Administrative
Amortization of capital assets		15,322	4,707	43,945
Amortization of discount on		8,182	15,013	23,401
convertible debentures(7)
Consulting and subcontract	500	825	500	30,141
Filing and regulatory fees	5,426	3,097	7,161	9,849
Annualize			2,020
Foreign exchange		18,744		23,200
Interest on convertible debentures(6)		2,151	71,300	6,227
Investor relations		30	1,010	28,695
Management and directors fees(5(b))	10,500	10,500	21,000	31,500
Office,rent and telephone	1,813	6,793	3,506	75,267
Professional fees	1,472	17,807	2,472	47,588
Salaries and		2,932		93,796
benefits
Travel and		45		6,954
promotion
Less interest	(17)	(41)	(17)	(220)
income
	19,694	86,387	128,672	418,543
Research and Development(11)
Equipment Rental		4,026		4,026
Accounting and				1,270
legal
Office, rent, travel and recruiting		201		26,680
Programmers		665		26,879
		4,892		58,855
Selling and Marketing
Advertising and trade shows		164		21,762
Salary and marketing		2,944		25,252
Travel		6		7,487
		3,114		54,501
Net Loss for the Period	(19,694)	(93,849)	(128,672)	(522,034)
CONSOLIDATED STATEMENT OF
DEFICIT
Net Loss For The Period	19,694	(93,849)	(128,672)	(522,034)
Deficit Beginning of Period	7202173	(6,722,408	(7,093,195)	(6,294,223)
Deficit End of Period	7221867	(6,816,257	(7,221,867)	(6,816,257)
Loss Per Share		-0.01

F-3

LinuxWizardry Systems, Inc.
Consolidated Statements of Cash Flows
For the Six months Ended November 30, 2002
(Expressed in Canadian Dollars)
Prepared by Management)
(Unaudited)

	For the three		For the nine
	Months to Nov.30		Months to Nov.30
	2002	2001	2002	2001

Operating Activities
Net Loss for the period	(19,694)	(93,849)	(140,935)	(522,034)

Interest on convertible debentures paid with shares		1,009		6,893
Imputed interest non int. bearing loan			71,300
Financial consulting services paid with shares				172,736
Investor relations services aid with shares				20,199
Annualized lease costs			2,020
Rent and prepaid rent expense paid with shares				19,200
Finders fee		(216)		(24,859)
Amortization of capital assets		15,322	4,707	43,945
Amortization of discount on convertible debentures		8,182	15,013	23,401
Change in non-cash working capital items	14,302	40,404	6,249	11,787
Cash to Operations	(5,392)	(29,148	(41,646)	(248,732)

Financing Activities
Advances from(repayment to) related parties	6,099	24,519	41,955	135,946
Convertible debentures issued		52,549		463,435
Cash From Financing Activities	6,099	77,068	41,955	599,381

Investing Activities
Convertible Debentures		(47,230)		(334.333)
Cash to Investing Activities		(47,230)		(334.333)

Increase (Decrease) in Cash During the Period	707	690	309	16.316
Cash Beginning of Period	2,582	5.786	2.980	(9,840)
Cash End of Period	3,289	6.476	3.289	6.476

F-4

LinuxWizardry Systems, Inc.

Notes to the Consolidation Financial Statements
For the Six Months Ended November 30 2002

1.

Nature of Operations and Continuance of Business

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXWF”.

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. had developed various prototypes and had preliminary sales of $52,113. Operating advances of US$1,929,000 had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to June 30, 2001. On June 30, 2001, the business operations of LinuxWizardry, Inc. were discontinued due to strong competition, insufficient sales and lack of funds.

The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software and hardware. As a result of the uncertainty that is typical in a development stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company’s ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

2.	Significant Accounting Policies

(a)

Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

	(b)	Consolidation These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc.

(c)

Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off. Exploration and development expenditures are expensed as incurred.

LinuxWizardry Systems, Inc.

Notes to the Consolidation Financial Statements
For the Six Months Ended November 30,2002

2.	Significant Accounting Policies (continued

(c)

Natural Resource Properties (continued)

The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

The amounts shown for claims and options for mineral properties which have not yet commenced commercial production represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

(d)

Translation of Foreign Subsidiary Balances and Transactions

The Company’s subsidiary’s functional currency is the US dollar as equity funds raised by the Company and advanced to its US subsidiary are in US dollars and expenses are paid in US dollars.

Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

(e)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(f)

Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

Year to February 28, 2002         26,530,000
Year to February 28, 2001         14,062,000

Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

F-6

LinuxWizardry Systems, Inc.

Notes to the Consolidation Financial Statements
For the Six Months Ended November 30,2002

2.	Significant Accounting Policies (continued)

(g)

Accounting for Stock Based Compensation

The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

	(h)	Revenue Recognition Revenue from sales of systems will be recorded when systems have been shipped and collection is reasonably certain.

	(i)	Cash and Cash Equivalents The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	(j)	Research and Development Research and development costs are expensed in the period in which they are incurred.

	(k)	Property, Plant and Equipment Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two years.

	(l)	Inventory Inventory is comprised of finished goods. Finished goods are carried at the lower of landed cost or net realizable value.

(m)

Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years which is the life of the detachable warrants issued with the convertible debentures.

3.	Property, Plant and Equipment

			2002	2001
			Net	Net
		Accumulated	Carrying	Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer and office equipment	18,831	11,382	7,449	74,020

F-7

LinuxWizardry Systems, Inc.

Notes to the Consolidation Financial Statements
For the Six Months Ended November 30,2002

4.	Natural Resource Properties

(a)

Mineral Property (see Note 11)

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income.

The Company has written down its interest to a nominal $1.

(b)

Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

5.	Related Party Balances/Transactions

(a)

Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $115,000, was charged to operations and treated as donated capital.

				February 28,
	Nov 30 2002	Repayments	Advances	2002
	$	$	$	$
394754 B.C. Ltd.	29,008		65	28,943
Access Information Services, Inc.	6,812		5,091	1,721
IAS Communications Inc.	(3,151)		–	(3,151)
Imaging Technologies Inc.	80,655	–	–	80,655
Information Highway.com, Inc.	900	–	700	200
JGR Petroleum, Inc.	110,099	–	15,637	94,462
John Robertson, President and CEO	16,800	200		17,000
Rainbow Network	162,989		4,840	158,149
Reg Technologies Inc.	3,785			3,785
REGI U.S., Inc.	(38)	–	–	(38)
SMR Investments Ltd.	553,358		2,695	550,663
Teryl Resources Corp.	13,126		13,126	–

	974,343	200	42,154	932,389

Unless otherwise indicated the table above represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

(b)	Transactions

	(i)	Pursuant to a management services agreement, the Company paid management fees of $30,000 (2001 - $30,000) and rent of $6,000 (2001 - $6,000) to a company controlled by the President of the Company.

	(ii)	The Company paid a director’s fee of $12,000 (2001 - $12,000) to the President of the Company.

F-8

LinuxWizardry Systems, Inc.

Notes to the Consolidation Financial Statements
For the Six Months Ended November 30,2002

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

6.

Convertible Debentures

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001 the Company drew down US$800,000 in two tranches ((a) and (b) below) and during fiscal 2002 the Company drew down US$80,000 ((c)below).

(a)
US$550,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$479,500 after paying fees of US$80,500. The Company also issued 110,000 warrants expiring October 18, 2005. 55,000 of these warrants are exercisable into 55,000 common shares at US$1.08 per share and 55,000 warrants are exercisable into 55,000 common shares at US$1.17 per share. During fiscal 2001 the Company converted debentures having a face value of US$530,000 into 4,202,595 shares at an average conversion price of US$0.083. During fiscal 2002 debentures, having a face value of US$20,000, were converted into 465,116 shares at an average conversion price of US$0.042.

(b)
US$250,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$225,000 after paying fees of US$25,000. The Company also issued 50,000 warrants expiring October 18, 2005. 25,000 of the warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of these warrants are exercisable into 25,000 common shares at US$0.22 per share. During fiscal 2002 these convertible debentures were converted into 7,184,975 shares at an average conversion price of $0.035.

(c)
US$80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants. These debentures were converted into 7,705,846 shares at an average conversion price of US$0.01 per share.

	(d)	The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the Convertible Debentures.

F-9

LinuxWizardry Systems, Inc.

Notes to the Consolidation Financial Statements
For the Six Months Ended November 30,2002

7.	Common Stock

	No. of	Value
	Shares	$
Issued at February 29, 2000	12,909,114	2,767,512
Issued during the year for:
Cash pursuant to a private placement	600,000	652,995
Cash pursuant to stock options exercised	43,750	49,935
Financial consulting services	30,000	51,406
Cash pursuant to warrants exercised	207,000	315,013
Conversion of convertible debentures and accrued interest	4,202,595	817,721

Issued at February 28, 2001	17,992,459	4,654,582
Issued during the year for:
Conversion of convertible debentures and accrued interest	15,544,983	547,855
Settlement of debt	950,404	180,147

Issued and outstanding as at February 28, 2002	34,487,846	5,382,584

(a)	Stock options

	(i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

	(ii)	The weighted average number of shares under option and option price for the year ended February 28, 2002 is as follows:

		Weighted	Weighted
	Shares	Average	Average
	Under	Option	Remaining
	Option	Price	Life of Options
	#	US$	(Months)
Beginning of year	1,140,000	.10*	49
Granted	2,525,000.09
Exercised	–	–
Cancelled	(465,000)	.10
Lapsed	–	–

End of year	3,200,000.10		46

* effective June 29, 2001 the exercise price with respect to all options was reduced to US$.10 per share.

F-10

LinuxWizardry Systems, Inc.

Notes to the Consolidation Financial Statements
For the Six Months Ended November 30, 2002

7.	Common Stock (continued)

	(a)	Stock options (continued)

(iii)

The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee’s purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share for fiscal 2002 and 2001 would have been as follows:

	2002	2001
	$	$
Net loss
As reported	(786,709)	(3,329,663)
Pro forma	(869,918)	(3,433,970)
Basic net loss per share
As reported	(.03)	(.24)
Pro forma	(.03)	(.24)

(d)	Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

	2002	2001
	$	$
Market value of warrants (Note 6)	150,750	149,090
Discount on convertible debentures accreted to operations
over the life of the warrants being five years to October 18,
2005	(109,543)	(137,909)

Net carrying value	41,207	11,181

F-11

LinuxWizardry Systems, Inc.

Notes to the Consolidation Financial Statements
For the Six Months Ended November 30,2002

8.

Losses and Deductions for Tax Purposes

The Company has Canadian income tax losses of approximately $2,240,000 which are available to reduce taxable income of future years. The losses expire as follows:

	$		$		$
2003	118,000	2006	113,000	2008	1,212,000
2004	114,000	2007	164,000	2009	420,000
2005	99,000

The Company has US tax losses of US$94,000, US$1,243,000 and US$366,000 expiring in 2015, 2016 and 2017 respectively.

The Company has Canadian capital losses of approximately $207,000 which are available to reduce future years capital gains. The losses have no expiry.

The Company has Canadian exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $360,000 can be claimed at rates varying from 30% to 100%, and have no expiry dates.

The potential benefits of the income tax losses and timing differences arising from the exploration and development expenditures have not been recognized in the accounts.

The Company has Canadian foreign income deductions available to reduce foreign resource profits. These deductions, totalling some $384,000 can be claimed against resource profits or 10% against taxable income, whichever is greater.

9.

Financial Instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, accounts payable, accrued liabilities and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments.The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

10.	Discontinued Operations The Company discontinued the business operations of its wholly owned US subsidiary, Linux Wizardry, Inc. on June 30, 2001. LinuxWizardry, Inc. has no assets remaining.

		Period From
	January 10,	March 1,
	2000	2001	Year Ended
	to June 30,	to June 30,	February 28,
	2001	2001	2001
	$	$	$

Revenue	167,231	20,802	146,429
Expenses	2,641,724	387,250	2,118,289

Net loss	(2,474,493)	(366,448)	(1,971,860)

F-12

LinuxWizardry Systems, Inc.

Notes to the Consolidation Financial Statements
For the Six Months Ended November 30,2002

11.	Current Events (Note 4(a))

(a)
On March 5, 2002, the Company completed a joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) will issue 200,000 shares of its common stock and will give the Company a 5% royalty interest until US$2,000,000 has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for US$500,000 within one year after production begins. Teryl Resources Corp. also agrees to expend a minimum of US$500,000 after three years from the date of agreement. The company has a backin 25% working interest after the expenditure of $500,000 US Dollars.

(b)

On March 26, 2002 the Company purchased a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. In consideration for the license, the Company will issue 3,000,000 shares to Mailprotek.com or to its wholly-owned subsidiary, Imaging Technologies, Inc. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company.

(Note 5) Due to Related Parties - l9,295,567 shares issued against $ 964,778 due to related parties leaving balance of $ 9,565 owing to related parties.

F-13